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Mr. Brion R. Thompson		SINGAPORE
Senior Counsel		SYDNEY
Securities and Exchange Commission		TOKYO
100 F Street, NE		TORONTO
Washington, DC 20549		VIENNA

RE:	Fiduciary/Claymore MLP Opportunity Fund
(File Nos. 333-148949 & 811-21652)

Dear Mr. Thompson:

Thank you for your further telephonic comments to the registration statement on Form N-2 filed by Fiduciary/Claymore MLP Opportunity Fund (the “Fund”) on January 30, 2008, as amended on March 24, 2008 (the “Registration Statement”). On behalf of the Fund, we have summarized your comments to the best of our understanding and reflecting our further discussions regarding the comments, below which we have provided responses to those comments.  Changes will be reflected in Pre-Effective Amendment No. 2 to the Registration Statement, which the Fund intends to file on or about September 1, 2009 and will be marked to show all changes made since filing of Pre-Effective Amendment No. 1 to the Registration Statement, as filed on March 24, 2008.

GENERAL

1.                                      Provide evidence that the fund has maintained continuous fidelity bond coverage as required by Rule 17g-1 under the Investment Company Act of 1940, as amended (the “1940 Act”).  Provide information regarding whether any claim under the fidelity bond and/or settlement of any claim under the fidelity bond has been made by the Fund.  Additionally, identify the officer of the Fund authorized and directed to make the filings with the Commission pursuant to Rule 17g-1(g).

The Fund has maintained continuous fidelity bond coverage.  On January 13, 2006, pursuant to Rule 17g-1(g)(1) under the 1940 Act, the Fund filed with the Commission a copy of its fidelity bond that covered the period from December 22, 2004 to

December 22, 2007.  On April 10, 2008, pursuant to Rule 17g-1(g)(1) under the 1940 Act, the Fund filed with the Commission a copy of its fidelity bond that covered the period from December 22, 2007 to March 31, 2008.  On June 11, 2008, pursuant to Rule 17g-1(g)(1) under the 1940 Act, the Fund filed with the Commission a copy of its fidelity bond that covered the period from March 31, 2008 to March 31, 2009.  On May 26, 2009, pursuant to Rule 17g-1(g)(1) under the 1940 Act, the Fund filed with the Commission a copy of its fidelity bond covering the period beginning on March 31, 2009.

The Fund confirms that no claim under the fidelity bond has been made by the Fund, as required to be filed with the Commission pursuant to Rule 17g-1(g)(2) under the 1940 Act.

The Fund confirms that there has been no settlement of any claim under the bond made by the Fund, as required to be filed with the Commission pursuant to Rule 17g-1(g)(3) under the 1940 Act.

Pursuant to resolutions of the Board of Trustees, the Secretary of the Fund is designated as the officer of the Fund who is authorized and directed to make the filings with the SEC pursuant to Rule 17g-1(g).

2.                                      Revise the third sentence to clarify that “MLP Affiliates” will only include affiliates of MLPs that own primarily general partner interests, subordinated interests, registered or unregistered common units, or other limited partner units in an MLP.

The Fund has revised the disclosure as requested.

3.                                      To the extent the Fund discloses its current distribution rate on its website, include prominent disclosure of the Fund’s total return.

The Fund confirms that disclosure of the Fund’s current distribution rate will be accompanied by prominent disclosure of the Fund’s total return.

4.                                      In the Fund’s Financial Highlights table, delete the line items under the sub-heading “Ratios to Average Managed Assets” as such line items are not required.

The Fund has deleted the line items under the sub-heading “Ratios to Average Managed Assets.”

5.                                      To the extent the Fund’s Current Tax Expense (Benefit) and/or Deferred Tax Expense (Benefit) is positive (i.e. represents an expense), include each such expense as a separate line to the Annual Expenses portion of the fee table.  To the extent the Fund’s Current Tax Expense (Benefit) and/or Deferred Tax Expense (Benefit) is negative (i.e. represents a benefit), exclude each such benefit from the Annual Expenses portion of the fee table.  Instead, such benefit may be disclosed in a narrative (i.e. non-tabular) footnote to the Annual Expenses portion of the fee table.

The Fund has revised the fee table as requested.

6.                                      Under the heading “Description of Capital Structure—Common Shares—Issuance of Additional Shares,” the Fund discloses that it may sell Common Shares for less than NAV pursuant to the consent of holders of Common Shares received on October 15, 2007.  Revise disclosure in this section consistent with the Staff’s position that any offering of Common Shares for less than NAV occur contemporaneous with, and in no event more than one year after, the receipt of the consent of holders of Common Shares.

The Fund has revised disclosure under “Description of Capital Structure—Common Shares—Issuance of Additional Shares” to state that the Fund may, from time to time, seek to obtain the consent of holders of Common Shares to sell Common Shares for a price less than NAV and, upon receipt of any such consent, may sell Common Shares for a price less than NAV in an offering contemporaneous with, and in no event more than one year after, the receipt of such consent.  Additional information regarding the consent of Common Shareholders obtained and the applicable conditions imposed will be disclosed in the Prospectus Supplement relating to any such offering of Common Shares at a price below NAV. The revised disclosure clarifies that until such consent, if any, is obtained, the Fund may not sell Common Shares at a price below NAV.

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In connection with the effectiveness of the Registration Statement, the Fund acknowledges that the disclosure included in the Registration Statement is the responsibility of the Fund. The Fund further acknowledges that the action of the Commission or the staff acting pursuant to delegated authority in reviewing the Registration Statement does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement and that the Fund will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any additional comments or concerns, please do not hesitate to contact me at (312) 407-0570.

Sincerely,

/s/ Thomas A. Hale

Thomas A. Hale